UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FLUX POWER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

344057 104
(CUSIP Number)

Michael Johnson
985 Poinsettia Avenue, Suite A, Vista, California 92081
877-505-3589
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 3, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (hoIssuerver, see the Notes).

CUSIP No. 344057 104
1.	Names of Reporting Persons ........................................................... Esenjay Investments LLC I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...................................................................................................................................................      □

(b) ...................................................................................................................................................      □

3	SEC Use Only
4.	Source of Funds (See Instructions) .......................................................................................... OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..... N/A
6.	Citizenship or Place of Organization ............................. Delaware limited liability company
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ................................................................................................................. 0
8. Shared Voting Power .................................................................................. 120,782,314 (1)
9. Sole Dispositive Power ......................................................................................................... 0
10. Shared Dispositive Power ........................................................................... 120,782,314 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person .............. 120,782,314 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..... □
13.	Percent of Class Represented by Amount in Row (11) ........................................... 69.4% (1)(2)
14.	Type of Reporting Person (See Instructions) ...................................................................................................................................................... OO
(1) Includes warrants to purchase up to 8,983,333 shares of common stock which are exercisable within 60 days and convertible debt convertible into 14,375,000 shares of common stock which are convertible within 60 days.
(2) Based on 150,710,137 shares of common stock outstanding as of September 25, 2015.

CUSIP No. 344057 104
1.	Names of Reporting Persons ............................................................................ Michael Johnson I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...................................................................................................................................................       □

(b) ...................................................................................................................................................       □

3	SEC Use Only
4.	Source of Funds (See Instructions) .......................................................................................... OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .... N/A
6.	Citizenship or Place of Organization ..................................................................... United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ............................................................................................ 557,970 (1)
8. Shared Voting Power ................................................................................. 120,782,314 (2)
9. Sole Dispositive Power .................................................................................... 557,970 (1)
10. Shared Dispositive Power ....................................................................... 120,782,314 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ....... 121,340,284 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...□
13.	Percent of Class Represented by Amount in Row (11) ................................... 69.5%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) ..................................................................................................................................................... IN
(1) Includes options to purchase 557,970 shares of common stock which are exercisable within 60 days.
(2) Includes warrants to purchase up to 8,983,333 shares of common stock  which are exercisable within 60 days and convertible debt convertible into 14,375,000 shares of common stock which are convertible within 60 days.
(3) Based on 150,710,137 shares of common stock outstanding as of September 25, 2015.

AMENDMENT NO. 4 TO SCHEDULE 13D/A

Item 1.  Security and Issuer

       This Amendment No. 4 to Schedule 13D/A (this “Statement”)  relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 985 Poinsettia Avenue, Suite A, Vista, California 92081.

Item 2.  Identity and Background

This statement is being filed on behalf of Esenjay Investments LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.	Esenjay Investments LLC

(a)	Esenjay Investments LLC is a limited liability company formed in Delaware (the “Company”).

(b)	The Company’s principal office is located at 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401-0236.

(c)	Within the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Michael Johnson

(a)	Michael Johnson, an individual.

(b)	Mr. Johnson’s address is 985 Poinsettia Avenue, Suite A, Vista, California 92081.

(c)	Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also a director and shareholder of Esenjay Investments LLC.

(d)	Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      On September 3, 2015, Flux Power Holdings, Inc. (“Issuer”) entered into a Loan Conversion Agreement (“Conversion Agreement”) with Esenjay Investments LLC, Issuer’s major stockholder and principal credit line holder (the “Company), pursuant to which Issuer  issued to the Company 51,171,025 shares of common stock (based on a conversion price of $0.04 per share) (the “Shares”) in exchange for the cancellation of a total principal amount of $2,000,000 (“Principal Amount”) outstanding under the Secondary Revolving Promissory Note, the Bridge Loan Promissory Note and the Unrestricted Line of Credit (collectively, the “Loan Agreements”), with Esenjay, plus $46,841 in accrued and unpaid interest on such Principal Amount as of September 3, 2015 (“Loan Conversion”). In addition, under the Conversion Agreement, the Issuer agreed to allow Esenjay the right to convert additional amounts to be borrowed under the Loan Agreements at the conversion price equal to the future offering price of our Shares. The Loan Agreements expire December 31, 2015.

As a result of the Loan Conversion and outstanding debt under the Loan Agreements, the Company beneficially owns an aggregate of 120,782,314 Shares.  Mr. Johnson, by virtue of his ownership and control of the Company, is deemed to beneficially own 121,340,284 Shares, of which 120,782,314  shares are directly beneficially owned by the Company and 557,970 Shares represents Mr. Johnson’s right to acquire additional Shares within sixty days upon exercise of his options.  Beneficial ownership of 121,340,284 Shares represents approximately 69.5% of such outstanding class of the Issuer’s securities.  The percentage calculation is based on 150,710,137 Shares outstanding as of September 25, 2015.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Issuer’s Shares for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Company beneficially owns an aggregate of 120,782,314 Shares.  Mr. Johnson, by virtue of his ownership and control of the Company, is deemed to beneficially own 121,340,284 Shares of which 120,782,314 Shares are directly beneficially owned by the Company and 520,470 Shares represents Mr. Johnson’s right to acquire shares of common stock of the Issuer within 60 days upon exercise of his options.  Beneficial ownership of 121,340,284 Shares, which represents approximately 69.5% of such outstanding class of the Issuer’s securities.  The percentage calculation is based on 150,710,137 Shares outstanding as of September 25, 2015.

(b)
The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Esenjay Investments LLC	-	120,782,314	-	120,782,314
Michael Johnson	557,970	120,782,314	557,970	120,782,314

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)
The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    ESENJAY INVESTMENTS LLC

/s/ Michael E. Johnson
Michael E. Johnson
Manager
Date:  October 6, 2015

                     MICHAEL JOHNSON

/s/ Michael E. Johnson
Michael E. Johnson
Date: October 6, 2015